UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         BONNEVILLE PACIFIC CORPORATION
                                (Name of Issuer)

                        Common Stock, par value $0.01 per
                                      share
                         (Title of Class of Securities)

                               CUSIP No. 098904105
                                 (CUSIP Number)

                                C. Derek Anderson
                         Plantagenet Capital Fund, L.P.
                               220 Sansome Street
                                    Suite 460
                            San Francisco, California 94104
                                  (415)433-6536
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).








                               Page 1 of 19 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Fund, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Cayman Islands
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         524,800
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      524,800
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         524,800
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         4.5%
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 19 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Partners, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required  Pursuant to Items 2(d) or 2(e)                 [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Cayman Islands
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         524,800
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      524,800
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         524,800
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         4.5%
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 19 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Management, L.L.C.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Delaware
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         524,800
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      524,800
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         524,800
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         4.5%
---------======================================================================
   14    Type of Reporting Person*

         OO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 19 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Anderson Capital Management, Inc.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         California
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         111,000
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      111,000
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         111,000
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         1.0%
---------======================================================================
   14    Type of Reporting Person*

         IA, CO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 19 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

          John Zappettini
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States of America
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         524,800
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      524,800
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         524,800
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         4.5%
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 19 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Patricia Love Anderson
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         OO, PF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States of America
----------------------=========================================================
                  7   Sole Voting Power

                      1,500
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         111,000
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      1,500
                ------=========================================================
                 10   Shared Dispositive Power

                      111,000
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         112,500
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         1.0%
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 19 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         C. Derek Anderson
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         OO, AF, PF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States of America
----------------------=========================================================
                  7   Sole Voting Power

                      275,000
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         635,800
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      275,000
                ------=========================================================
                 10   Shared Dispositive Power

                      635,800
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         910,800
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         7.9%
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 19 Pages

      This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on October 14, 1997 (collectively, with all amendments thereto, the "Schedule 13D").

Item 2.  Identity and Background.

      Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

      (a) This statement is filed by (i) Plantagenet Capital Fund, L.P., a Cayman Islands limited partnership ("Plantagenet"), with respect to the Shares held by it; (ii) Plantagenet Capital Partners, L.P., a Cayman Islands limited partnership ("PCP"), with respect to the Shares held by Plantagenet as listed in
(i) above; (iii) Plantagenet Capital Management, L.L.C., a Delaware limited liability company ("PCMLLC"), with respect to the Shares held by Plantagenet as listed in (i) above; (iv) Anderson Capital Management, Inc., a California corporation ("ACM"), with respect to the Shares held by certain accounts managed by ACM; (v) John Zappettini ("Zappettini") with respect to the Shares held by Plantagenet as listed in (i) above; (vi) Patricia Love Anderson ("P. Anderson") with respect to the Shares held by the accounts managed by ACM as listed in (iv) above and the Shares held directly by P. Anderson; and (vii) C. Derek Anderson ("Anderson") with respect to Shares held by Anderson directly, the Shares held by Plantagenet as listed in (i) above and the Shares held by the accounts managed by ACM as listed in (iv) above. (Plantagenet, PCP, PCMLLC, ACM, Zappettini, P. Anderson, and Anderson shall collectively be referred to
hereafter  as  the  "Reporting   Persons.")

      The Shares reported hereby for Plantagenet are owned directly by it. Both PCP, as the general partner of Plantagenet, and PCMLLC, as the general partner of PCP, may be deemed to be the beneficial owner of the Shares held by Plantagenet. Zappettini, as Managing Partner of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet. P. Anderson, as President, CEO and Director of ACM, may be deemed to be the beneficial owner of the Shares held by the accounts managed by ACM in addition to the Shares held directly by her. Anderson, as President and managing member of PCMLLC and as Chairman of the Investment Committee and Director of ACM, may be deemed to be the

                               Page 9 of 19 Pages
beneficial owner of the Shares held by Plantagenet and ACM in addition to the Shares held directly by him. Each of PCP, PCMLLC, ACM and Zappettini hereby disclaim any beneficial ownership of any such Shares. P. Anderson hereby disclaims any beneficial ownership of any Shares other than the 1,500 Shares held directly by her. Anderson hereby disclaims any beneficial ownership of any Shares other than the 275,000 Shares held directly by him.

      (b) The business address of each of the Reporting Persons is 220 Sansome Street, Suite 400, San Francisco, California 94104.

      (c) The principal occupation and business of each of the Reporting Persons is as follows:

      Plantagenet: Private investment fund engaged in the purchase and sale of investments for its own account.

      PCP:  General Partner of Plantagenet

      PCMLLC:  General Partner of PCP

      ACM:  Investment Adviser to certain accounts managed by ACM

      Zappettini:  Managing Partner of PCMLLC

      P. Anderson:  President, CEO and Director of ACM

      Anderson: President and managing member of PCMLLC; Chairman of the Investment Committee and Director of ACM.

      (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Zappettini, P. Anderson and Anderson are each citizens of the United States of America.

      Further information regarding the third director of ACM, Tracy Herrick, is set forth on Appendix A hereto.

                               Page 10 of 19 Pages

Item 3.  Source and Amount of Funds and Other Consideration.

      Item 3 of the Schedule 13D is amended and supplemented by the following:

      The net investment cost (including commission) is $981,827.60 for the 524,800 Shares held by Plantagenet.

      The consideration for such acquisitions of Shares purchased by Plantagenet was obtained from the working capital contributed by the limited partners of the partnership.

Item 4. Purpose of the Transaction.

      Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

      The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by Plantagenet, the accounts managed by ACM and Anderson were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

      Plantagenet presently intends to acquire not more than 0.2% of the Shares currently outstanding if any or all of such Shares are available at prices that it deems appropriate. In addition, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

      Anderson has filed in the U.S. Bankruptcy Court for the District of Utah, Central Division, an adversary proceeding (the "Adversary Proceeding") against one of the Company's senior creditors seeking a judgement declaring that senior creditors are not entitled to any (or limited) post-petition interest. In the Conditional Letter Agreement entered into by the Company, certain of its creditors and the Bankruptcy Trustee, alternative treatment of the post-petition interest was proposed. For further information on such alternative treatment or the Conditional Letter Agreement, see the Form 8-K filed by the Company with the Securities and Exchange Commission on or about January 5,

                               Page 11 of 19 Pages

      1998 or see the Conditional Letter Agreement filed by the Bankruptcy Trustee with the Bankruptcy Court on December 31, 1997. As of the date of this filing, the Bankruptcy Court has not rendered a decision in the matter of the Adversary Proceeding, nor has it accepted or rejected the terms and conditions set forth in the Conditional Letter Agreement. Anderson has engaged in and intends to continue to engage in discussions with the Company, the Bankruptcy Trustee, management of the Company, certain other creditors, and/or shareholders regarding the treatment of the post-petition interest.

      Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more creditors of the Company, one or more officers of the Company, and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations and the resolution of the bankruptcy proceedings.

      Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issues

      Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

      A.    Plantagenet Capital Fund, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Plantagenet is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 11,600,000 Shares outstanding reported by the Company in its Form 10Q for the period ended June 30, 1997.

            (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares entered into by Plantagenet in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                               Page 12 of 19 Pages

            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      B.    Plantagenet Capital Partners, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCP is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      C.    Plantagenet Capital Management, L.L.C.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCMLLC is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      D.    Anderson Capital Management, Inc.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for ACM is incorporated herein by reference.

            (c) There have been no transactions in the Shares in the prior 60 days.

            (d) Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

                               Page 13 of 19 Pages

      E.    John Zappettini

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Zappettini is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      F.    Patricia Love Anderson

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for P. Anderson is incorporated herein by reference.

            (c) P. Anderson has not consummated any transactions in the Shares in the prior 60 days.

            (d) Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

      G.    C. Derek Anderson

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for C. Derek Anderson is incorporated herein by reference.

            (c) Anderson has not consummated any transaction in the Shares in the prior 60 days.

            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC. Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

                               Page 14 of 19 Pages

      The Shares reported hereby for Plantagenet are owned directly by it. Both PCP, as the general partner of Plantagenet, and PCMLLC, as the general partner of PCP, may be deemed to be the beneficial owner of the Shares held by Plantagenet. Zappettini, as Managing Partner of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet. P. Anderson, as President, CEO and Director of ACM, may be deemed to be the beneficial owner of the Shares held by the accounts managed by ACM in addition to the Shares held directly by her. Anderson, as President and managing member of PCMLLC and as Chairman of the Investment Committee and Director of ACM, may be deemed to be the beneficial owner of the Shares held by Plantagenet and ACM in addition to the Shares held directly by him. Each of PCP, PCMLLC, ACM and Zappettini hereby disclaim any beneficial ownership of any such Shares. P. Anderson hereby disclaims any beneficial ownership of any Shares other than the 1,500 Shares held directly by her. Anderson hereby disclaims any beneficial ownership of any Shares other than the 275,000 Shares held directly by him.

                               Page 15 of 19 Pages

                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 1998

                           PLANTAGENET CAPITAL FUND, L.P.

                           By:PLANTAGENET CAPITAL PARTNERS, L.P.,
                               its General Partner

                           By:PLANTAGENET CAPITAL MANAGEMENT, L.L.C.,
                               its General Partner


                           By: /s/ C. Derek Anderson
                              Name:  C. Derek Anderson
                              Title: Senior Managing Partner


                           PLANTAGENET CAPITAL PARTNERS, L.P.

                           By:PLANTAGENET CAPITAL MANAGEMENT, L.L.C.,
                               its General Partner


                           By: /s/ C. Derek Anderson
                              Name:  C. Derek Anderson
                              Title: General Partner


                           PLANTAGENET CAPITAL MANAGEMENT, L.L.C.,


                           By: /s/ C. Derek Anderson
                              Name:  C. Derek Anderson
                              Title: Senior Managing Partner


                           ANDERSON CAPITAL MANAGEMENT, INC.,


                           By: /s/ Patricia Love Anderson
                              Name:  Patricia Love Anderson
                              Title: President & CEO

[Signatures continued to next page]

                               Page 16 of 19 Pages

[Signatures continued from prior page]


                           /s/ Patricia Love Anderson
                           P. Love Anderson


                           /s/ John Zappettini
                           John Zappettini


                           /s/ C. Derek Anderson
                           C. Derek Anderson

                               Page 17 of 19 Pages

                         Appendix A to the Schedule 13D


      The following information is set forth with respect to Tracy Herrick, Director of ACM:

Item 2.
      (a) Tracy Herrick ("Herrick")
      (b) Herrick's business address is 1150 University Avenue, Palo Alto, CA 94301.
      (c) Herrick is a self-employed consultant.
      (d),(e) The statements contained in Items 2(d) and (e) of the Schedule 13D are incorporated herein with respect to Herrick.
      (f) Herrick is a citizen of the United States of America.

Item 3.
      As Herrick owns no Shares directly, there is no information to report regarding the source and amount of funds for purchases. Information regarding the source and amount of funds for purchases reported by ACM is contained in
Item 3 of the Schedule 13D.

Item 4.
      The statements contained in Item 4 of the Schedule 13D are incorporated herein with respect to Herrick.

Item 5.
      (a) Herrick owns no Shares and disclaims any beneficial ownership of the 111,000 Shares reported herein by ACM that could be attributed to him through his position as Director of ACM, or otherwise.
      (b) See (a) above. Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.
      (c) Neither Herrick nor ACM have undertaken any transactions in the Shares in the prior 60 days.
      (d) See (a) above.
      (e) See (a) above.

                               Page 18 of 19 Pages

                                   SCHEDULE A

                         SHARE PURCHASES OF PLANTAGENET


                                    NUMBER OF                   PRICE
        TRADE DATE              SHARES PURCHASED              PER SHARE
                                                       (Including commission)

         02/11/98                     2,000                     $1.75
         02/11/98                     4,500                     $1.69
         02/12/98                     5,000                     $1.75
         02/12/98                    12,000                     $1.88
         02/13/98                    26,500                     $1.94
         02/19/98                    50,000                     $1.82
         02/20/98                    50,000                     $1.87
         03/03/98                    13,000                     $1.70
         03/05/98                    18,000                     $1.63
         03/05/98                     5,500                     $1.63
         03/09/98                    10,000                     $1.56
         03/10/98                     6,200                     $1.56
         03/12/98                     5,000                     $1.56
         03/16/98                     5,000                     $1.56
         03/18/98                     7,000                     $1.56
         03/18/98                    20,000                     $1.50
         03/20/98                    10,300                     $1.50

                               Page 19 of 19 Pages